Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL WAIVES DEADLINE FOR SUBMITTING PROXIES

TORONTO, Canada, May 26, 2009 — Biovail Corporation (NYSE/TSX:BVF) today announced that the Board of Directors of Biovail has waived the deadline for depositing proxies with CIBC Mellon Trust Company for the annual and special meeting of shareholders to be held on May 28, 2009. Shareholders can deposit their proxies up to 10:00 a.m. (Toronto time) on May 28, 2009.

Shareholders are reminded that their vote is extremely important regardless of how many common shares they own. Please take the time to cast your vote today.

Non-registered shareholders should vote the BLUE proxy by either fax or mail, depending if the shareholder lives in Canada or the United States. Shareholders should contact their broker or intermediary to ensure that their voting instruction form is properly sent to Broadridge, the independent company responsible for tabulating votes.

Shareholders with any questions about how to vote their shares should contact Biovail’s proxy solicitation agent Georgeson: toll-free in North America at 1-866-676-3028 (Bank and broker and collect calls: 1-212-806-6859).

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.